SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For March 13, 2009

Commission File Number: 333-11014

i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

	By:	/s/ William Kwan
	Name:	William Kwan
	Title:	Chief Financial Officer
Dated: March 13, 2009

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

i-CABLE COMMUNICATIONS LIMITED

(Incorporated in Hong Kong with limited liability)

Stock Code: 1097

2008 Final Results Announcement

Results Highlights

•	Turnover decreased by 10% to HK$2,080 million (2007: HK$2,304 million).

•	Net loss before tax was HK$96 million (2007 net profit before tax: HK$199 million).

•	Net loss after tax was HK$111 million (2007 net profit after tax: HK$183 million).

•	Net cash of HK$690 million as at December 31, 2008 (2007: HK$642 million).

Pay TV

•	Subscribers increased by 4% to 917,000 (2007: 882,000).

•	Turnover decreased by 15% to HK$1,355 million (2007: HK$1,595 million).

•	Operating profit was HK$6 million (2007: HK$179 million).

Internet & Multimedia

•	Broadband subscribers decreased by 13% to 267,000 (2007: 306,000).

•	Turnover decreased by 2% to HK$576 million (2007: HK$588 million).

•	Operating profit decreased by 18% to HK$148 million (2007: HK$180 million).

i-CABLE Communications Limited - 2008 Results Announcement

(March 13, 2009)

GROUP RESULTS

Group loss attributable to Shareholders for the year ended December 31, 2008 amounted to HK$110 million (2007 group profit attributable to Shareholders: HK$182 million). Basic and diluted loss per share were both 5.5 cents (2007 earnings per share: 9.0 cents).

DIVIDENDS

The Board has resolved not to declare any final dividend for the year ended December 31, 2008.

i-CABLE Communications Limited - 2008 Results Announcement

(March 13, 2009)

MANAGEMENT DISCUSSION AND ANALYSIS

A.	Review of 2008 Results

Consolidated turnover was 10% lower year-on-year to HK$2,080 million.

Operating costs before depreciation increased by 2% to HK$1,803 million. Network and other operating costs increased by 16% to HK$487 million, selling, general and administrative expenses increased by 9% to HK$423 million, while programming costs were 6% lower to HK$893 million.

Earnings before interest, tax, depreciation and amortisation (“EBITDA”) decreased by 49% to HK$277 million.

During the year, the Group accelerated depreciation on set-top-boxes to be replaced in 2009 upon the launch of the next generation transmission encryption system and provided losses from film investments.

Loss after tax was HK$111 million compared with a profit after tax of HK$183 million in 2007.

Basic and diluted loss per share were 5.5 cents as compared to earnings per share of 9.0 cents in 2007.

B.	Segmental Information

Pay TV

Subscribers were 4% higher year-on-year to 917,000. Turnover decreased by 15% to HK$1,355 million. Operating costs after depreciation decreased by 5% to HK$1,349 million primarily due to lower programming costs. Operating profit was HK$6 million (2007: HK$179 million).

Internet & Multimedia

Broadband subscribers were 13% lower year-on-year to 267,000 and the Voice conveyance service was 6% lower to 149,000 lines. Turnover decreased by 2% to HK$576 million. Operating costs after depreciation increased by 5% to HK$428 million primarily due to costs associated with 2008 Beijing Olympics. Operating profit decreased by 18% to HK$148 million.

i-CABLE Communications Limited - 2008 Results Announcement

(March 13, 2009)

C.	Liquidity and Financial Resources

As of December 31, 2008, the Group had net cash of HK$690 million, as compared to HK$642 million a year ago.

The consolidated net asset value of the Group as at December 31, 2008 was HK$2,055 million, or HK$1 per share.

The Group’s assets, liabilities, revenues and expenses were mainly denominated in Hong Kong dollars or U.S. dollars and the exchange rate between these two currencies has remained pegged.

Capital expenditure during the year amounted to HK$144 million as compared to HK$175 million last year. Major items included network upgrade and expansion, TV production facilities as well as Internet & Multimedia equipment.

The Group is comfortable with its present financial and liquidity position. Further capital expenditure and new business development will be funded by cash to be generated from operations and, if needed, bank borrowings or other external sources of funds. The Group also had total short-term bank credit facilities of approximately HK$32 million which remained unutilised as of December 31, 2008.

D.	Contingent Liabilities

At December 31, 2008, there were contingent liabilities in respect of guarantees, indemnities and letters of awareness given by the Company on behalf of subsidiaries relating to overdraft and guarantee facilities provided by banks up to HK$118 million, of which HK$86 million had been utilised by the subsidiaries.

E.	Human Resources

The Group had a total of 2,906 employees at the end of 2008 (2007: 2,907). Total gross amount of salaries and related costs incurred in the corresponding period amounted to HK$739 million (2007: HK$736 million).

With pay for performance culture, we nurture a team of professionals and inspired talents.

The Group has always strived to contribute to the local communities. Being one of the Caring Companies, we were awarded the “Caring Company Scheme 5 Years Plus Logo” by the Hong Kong Council of Social Service in recognition of our continuous commitment in corporate social responsibility.

i-CABLE Communications Limited - 2008 Results Announcement

(March 13, 2009)

F.	Operating Environment and Competition

Within the Pay TV market, competition remained intense. Our main competitor has been following our lead to launch local channels that focus on news and entertainment in order to chip away at our leadership in these areas. The Group will continue to invest to solidify our edge.

With the markets becoming saturated, it is a war of attrition for both broadcasting and telecommunications services with the players trying to poach subscribers from one another via aggressive pricing, enhanced content and service quality. But the Group’s strong balance sheet and low cost base will put us in a good position to stay competitive in a harsh environment.

G.	Outlook

Though sustaining minor bruises, the Group has withstood the first wave of the financial tsunami on relatively sound financial position. The operating environment, for the year to come is, however, expected to remain bleak under the prevailing macro-economic climate.

But we have braced for subsequent waves by better equipping ourselves. The Group has acquired premier and attractive contents; is building up a new defence system against piracy; and gearing up for delivering new services such as High Definition TV.

These initiatives will gradually take effect from the second half of the year, and will be supplemented by bold marketing and promotion plans. By building these blocks on our already sound fundamentals, it is hoped that we could be back on a recovery track when the economy turns around.

i-CABLE Communications Limited - 2008 Results Announcement

(March 13, 2009)

CODE ON CORPORATE GOVERNANCE PRACTICES

During the financial year under review, all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) were met by the Company, except in respect of one code provision providing for the roles of chairman and chief executive officer to be performed by different individuals. The deviation is deemed necessary as, given the nature and size of the Company’s business, it is at this stage considered to be more efficient to have one single person to hold both positions. The Board of Directors believes that the balance of power and authority is adequately ensured by the operations of the Board which comprises experienced and high calibre individuals with a substantial proportion thereof being independent Non-executive Directors.

i-CABLE Communications Limited - 2008 Results Announcement

(March 13, 2009)

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended December 31, 2008

		2008		2007
	Note	HK$’000		HK$’000
Turnover	(2,3)	2,080,115		2,303,884

Programming costs		(892,742)		(950,375)

Network and other operating expenses		(486,943)		(419,439)

Selling, general and administrative expenses		(423,256)		(389,567)

Profit from operations before depreciation		277,174		544,503

Depreciation	(4)	(357,969)		(366,522)

(Loss)/profit from operations		(80,795)		177,981

Interest income		6,772		20,566

Finance costs, net		(3)		(18)

Impairment losses on investment		(2,200)		(1,600)

Non-operating (expenses)/income		(2,237)		2,311

Share of loss of associate		(17,393)		—

(Loss)/profit before taxation	(4)	(95,856)		199,240

Income tax	(5)	(15,024)		(16,646)

(Loss)/profit after taxation		(110,880)		182,594

Attributable to:
Equity shareholders of the Company		(110,271)		181,852
Minority interests		(609)		742

(Loss)/profit after taxation		(110,880)		182,594

Dividends payable to equity shareholders attributable to the year
Interim dividend of 3.5 cents per share declared and paid during the year		—		70,673
Final dividend of 5 cents per share proposed after the balance sheet date		—		100,840

		—		171,513

(Loss)/earnings per share	(6)

Basic		(5.5	) cents	9.0 cents

Diluted		(5.5	) cents	9.0 cents

i-CABLE Communications Limited - 2008 Results Announcement

(March 13, 2009)

CONSOLIDATED BALANCE SHEET

At December 31, 2008

		2008	2007
	Note	HK$’000	HK$’000

Non-current assets
Property, plant and equipment		1,157,171	1,391,222
Programming library		132,789	183,317
Other intangible assets		4,006	8,390
Interests in associate		39,111	58,500
Deferred tax assets		330,029	354,166
Other non-current assets		171,810	104,983

		1,834,916	2,100,578

Current assets
Inventories		5,693	6,351
Accounts receivable from trade debtors	(7)	74,329	81,847
Deposits, prepayments and other receivables		164,678	100,407
Amounts due from fellow subsidiaries		1,831	3,765
Cash and cash equivalents		689,636	642,049

		936,167	834,419

Current liabilities
Amounts due to trade creditors	(8)	72,117	35,040
Accrued expenses and other payables		294,865	329,263
Receipts in advance and customers’ deposits		139,005	106,917
Obligations under finance leases		—	72
Current taxation		5,207	347
Amounts due to fellow subsidiaries		99,109	57,418
Amount due to immediate holding company		4,897	3,029

		615,200	532,086

Net current assets		320,967	302,333

Total assets less current liabilities		2,155,883	2,402,911

Non-current liabilities
Deferred tax liabilities		81,815	97,117
Other non-current liabilities		19,552	34,553

		101,367	131,670

NET ASSETS		2,054,516	2,271,241

i-CABLE Communications Limited - 2008 Results Announcement

(March 13, 2009)

CONSOLIDATED BALANCE SHEET

At December 31, 2008

	2008	2007
	HK$’000	HK$’000
Capital and reserves
Share capital	2,012,340	2,016,792
Reserves	37,502	249,975

Total equity attributable to equity shareholders of the Company	2,049,842	2,266,767
Minority interests	4,674	4,474

TOTAL EQUITY	2,054,516	2,271,241

i-CABLE Communications Limited - 2008 Results Announcement

(March 13, 2009)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2008

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Special capital reserve	Exchange reserve	Capital redemption reserve	Fair value reserve	Revenue reserve	Other reserve	Total reserves	Total	Minority interests	Total equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at January 1, 2007*	2,019,234	4,838,365	13,771	(81)	—	—	(4,612,336)	—	239,719	2,258,953	3,440	2,262,393

Profit for the year	—	—	—	—	—	—	181,852	—	181,852	181,852	742	182,594

Dividend approved in respect of the previous year	—	—	—	—	—	—	(100,962)	—	(100,962)	(100,962)	—	(100,962)

Dividend declared in respect of the current year	—	—	—	—	—	—	(70,673)	—	(70,673)	(70,673)	—	(70,673)

Translation of foreign subsidiaries’ financial statements	—	—	—	1,223	—	—	—	—	1,223	1,223	163	1,386

Change in fair value of available-for-sale securities	—	—	—	—	—	2,883	—	—	2,883	2,883	—	2,883

Equity attributable to minority interest	—	—	—	—	—	—	—	—	—	—	129	129

Share repurchased and cancelled	(2,442)	—	—	—	2,442	—	(3,880)	—	(1,438)	(3,880)	—	(3,880)

Share repurchased	—	—	—	—	—	—	—	(2,594)	(2,594)	(2,594)	—	(2,594)

Share repurchase expenses	—	—	—	—	—	—	(26)	(9)	(35)	(35)	—	(35)

Transfer to special capital reserve	—	—	96	—	—	—	(96)	—	—	—	—	—

Balance at December 31, 2007*	2,016,792	4,838,365	13,867	1,142	2,442	2,883	(4,606,121)	(2,603)	249,975	2,266,767	4,474	2,271,241

*	Included in the Group’s revenue reserve is positive goodwill written off against reserves in prior years amounting to HK$197,785,000.

i-CABLE Communications Limited - 2008 Results Announcement

(March 13, 2009)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2008

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Special capital reserve	Exchange reserve	Capital redemption reserve	Fair value reserve	Revenue reserve	Other reserve	Total reserves	Total	Minority interests	Total equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at January 1, 2008*	2,016,792	4,838,365	13,867	1,142	2,442	2,883	(4,606,121)	(2,603)	249,975	2,266,767	4,474	2,271,241

Loss for the year	—	—	—	—	—	—	(110,271)	—	(110,271)	(110,271)	(609)	(110,880)

Dividend approved in respect of the previous year	—	—	—	—	—	—	(100,617)	—	(100,617)	(100,617)	—	(100,617)

Translation of foreign subsidiaries’ financial statements	—	—	—	2,953	—	—	—	—	2,953	2,953	809	3,762

Change in fair value of available-for-sale securities	—	—	—	—	—	(4,460)	—	—	(4,460)	(4,460)	—	(4,460)

Transfer to profit or loss on impairment of available-for-sale securities	—	—	—	—	—	1,577	—	—	1,577	1,577	—	1,577

Share repurchased and cancelled	(4,452)	—	—	—	4,452	—	(6,692)	2,594	354	(4,098)	—	(4,098)

Share repurchase expenses	—	—	—	—	—	—	(22)	9	(13)	(13)	—	(13)

Share of post-acquisition reserve of associate	—	—	—	—	—	—	—	(1,996)	(1,996)	(1,996)	—	(1,996)

Transfer to special capital reserve	—	—	14	—	—	—	(14)	—	—	—	—	—

Balance at December 31, 2008*	2,012,340	4,838,365	13,881	4,095	6,894	—	(4,823,737)	(1,996)	37,502	2,049,842	4,674	2,054,516

*	Included in the Group’s revenue reserve is positive goodwill written off against reserves in prior years amounting to HK$197,785,000.

i-CABLE Communications Limited - 2008 Results Announcement

(March 13, 2009)

NOTES TO THE FINANCIAL STATEMENTS

(1)	Basis of preparation

The financial statements for the year ended December 31, 2008 have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRS”) which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKAS”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. They also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(2)	Turnover

Turnover comprises principally subscription and related fees for Pay TV and Internet services and Internet Protocol Point wholesale services. It also includes advertising income net of agency deductions, channel service and distribution fees, programme licensing income, film exhibition and distribution income, network maintenance income and other related income.

i-CABLE Communications Limited - 2008 Results Announcement

(March 13, 2009)

(3)	Segment information

Substantially all of the activities of the Group are based in Hong Kong and below is an analysis of the Group’s revenue and result by principal activities:

	Segment revenue		Segment result
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000
Pay TV	1,354,714	1,595,114	6,012	178,606
Internet and multimedia	575,944	587,784	148,172	180,479

			154,184	359,085
Unallocated	181,418	150,171	(221,226)	(176,578)
Inter-segment elimination	(31,961)	(29,185)	(13,753)	(4,526)

	2,080,115	2,303,884	(80,795)	177,981

(Loss)/ profit from operations			(80,795)	177,981
Interest income			6,772	20,566
Finance costs, net			(3)	(18)
Impairment losses on investment			(2,200)	(1,600)
Non-operating (expenses)/ income			(2,237)	2,311
Share of loss of associate			(17,393)	—
Income tax			(15,024)	(16,646)

(Loss)/ profit after taxation			(110,880)	182,594

	Segment assets		Segment liabilities
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000
Pay TV	1,051,598	1,160,268	379,779	353,595
Internet and multimedia	474,298	509,099	128,890	129,123

	1,525,896	1,669,367	508,669	482,718

Unallocated assets/liabilities	1,245,187	1,265,630	207,898	181,038

	2,771,083	2,934,997	716,567	663,756

i-CABLE Communications Limited - 2008 Results Announcement

(March 13,2009)

(3)	Segment information (continued)

	Additions to property, plant and equipment		Additions to programming library		Depreciation		Amortisation
	2008	2007	2008	2007	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Pay TV	70,460	62,040	71,278	97,372	233,420	220,269	94,161	97,430

Internet and Multimedia	62,599	68,175	—	—	120,099	141,702	—	—

Unallocated	10,492	44,662	32,260	32,843	4,450	4,551	51,707	39,555

	143,551	174,877	103,538	130,215	357,969	366,522	145,868	136,985

	Impairment loss on property, plant and equipment		Impairment loss on programming library
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000
Pay TV	15,485	2,071	—	—

Internet and Multimedia	174	1,176	—	—

Unallocated	—	—	12,582	—

	15,659	3,247	12,582	—

i-CABLE Communications Limited - 2008 Results Announcement

(March 13,2009)

(4)	(Loss)/profit before taxation

(Loss)/profit before taxation is stated after charging/(crediting):

	2008	2007
	HK$’000	HK$’000
Depreciation
- assets held for use under operating leases	33,293	29,915
- other assets	324,676	336,607

	357,969	366,522

Amortisation of programming library*	141,484	132,600
Amortisation of other intangible assets**	4,384	4,385
Impairment losses
- trade and other receivables	28,167	9,908
- property, plant and equipment	15,659	3,247
- programming library	12,582	—
- investment in equity securities	2,200	1,600
Salaries, wages and other benefits	673,022	663,482
Contributions to defined contribution retirement plans	31,282	28,985
Cost of inventories	26,955	8,753
Dividend income from investment in equity securities	(644)	(1,365)
Auditors’ remuneration	4,384	5,404
Net loss /(gain) on disposal of property, plant and equipment	1,687	(2,311)

*       Amortisation of programming library is under programming costs in the consolidated results of the Group.

**     Amortisation of other intangible assets is under network and other operating expenses in the consolidated results of the Group.

i-CABLE Communications Limited - 2008 Results Announcement

(March 13, 2009)

(5)	Income tax

The provision for Hong Kong Profits Tax is calculated at 16.5% of the estimated assessable profits for the year (2007: 17.5%). Taxation for the overseas subsidiaries is charged at the appropriate current rate of taxation ruling in the relevant countries. The income tax charge for the year ended December 31 represents:

	2008	2007
	HK$’000	HK$’000
Tax for the year – overseas	6,337	490
Under provision in respect of prior years	87	—
Net deferred tax expense	8,600	16,156

Income tax expense	15,024	16,646

(6)	(Loss)/earnings per share

The calculation of basic (loss)/earnings per share is based on the loss attributable to equity shareholders of the Company of HK$110 million (2007: profit of HK$182 million) and the weighted average number of ordinary shares outstanding during the year of 2,014,166,252 (2007: 2,018,965,236).

Weighted average number of ordinary shares

	2008	2007
Issued ordinary shares at January 1	2,016,792,400	2,019,234,400
Effect of shares repurchased	(2,626,148)	(269,164)

Weighted average number of ordinary shares at December 31	2,014,166,252	2,018,965,236

The calculation of diluted (loss)/earnings per share is based on the loss attributable to equity shareholders of the Company of HK$110 million (2007: profit of HK$182 million) and the weighted average number of ordinary shares of 2,014,166,252 (2007: 2,018,965,236) after adjusting for the effects of all dilutive potential ordinary shares.

All of the Company’s share options did not have intrinsic value throughout 2007 and 2008. Accordingly, this has no dilutive effect on the calculation of dilutive earnings per share in both years.

i-CABLE Communications Limited - 2008 Results Announcement

(March 13, 2009)

(7)	Accounts receivable from trade debtors

An ageing analysis of accounts receivable from trade debtors (net of allowance for doubtful debts) is set out as follows:

	2008	2007
	HK$’000	HK$’000
0 to 30 days	27,860	19,131
31 to 60 days	16,651	23,763
61 to 90 days	12,843	17,255
Over 90 days	16,975	21,698

	74,329	81,847

The Group has a defined credit policy. The general credit terms allowed range from 0 to 90 days.

(8)	Amounts due to trade creditors

An ageing analysis of amounts due to trade creditors is set out as follows:

	2008	2007
	HK$’000	HK$’000
0 to 30 days	22,757	2,603
31 to 60 days	38,307	6,844
61 to 90 days	6,658	3,895
Over 90 days	4,395	21,698

	72,117	35,040

(9)	Review of Financial statements

The financial results for the year ended December 31, 2008 have been reviewed with no disagreement by the Audit Committee of the Group. This preliminary results announcement has also been reviewed by the Group’s Auditors.

i-CABLE Communications Limited - 2008 Results Announcement

(March 13, 2009)

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year, the Company repurchased on the Stock Exchange a total of 2,786,000 ordinary shares at an aggregate price of HK$4,102,068.

Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company during the year under review.

BOOK CLOSURE

The Register of Members of the Company will be closed from Friday, May 29, 2009 to Wednesday, June 3, 2009, both days inclusive, to ascertain shareholders’ rights for the purpose of attending and voting at the forthcoming Annual General Meeting (“AGM”). In order to ascertain shareholders’ rights for the purpose of attending and voting at the forthcoming AGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Registrars, Tricor Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong, not later than 4.30 p.m. on Wednesday, May 27, 2009.

By Order of the Board

Wilson W. S. Chan

Company Secretary

Hong Kong, March 13, 2009

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Stephen T. H. Ng, Mr. William J. H. Kwan and Mr. Peter S. O. Mak, together with three independent non-executive Directors, namely, Dr. Dennis T. L. Sun, Mr. Patrick Y. W. Wu and Mr. Anthony K. K. Yeung.

i-CABLE Communications Limited - 2008 Results Announcement

(March 13, 2009)